Exhibit 99.2

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Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in

Securities

For the month ended:	31 August 2021	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Li Auto Inc.

Date Submitted:	06 September 2021

I. Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	Yes
Stock code	02015	Description
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	4,500,000,000	USD	0.0001	USD	450,000
Increase / decrease (-)	0	USD
Balance at close of the month	4,500,000,000	USD	0.0001	USD	450,000

2. Type of shares	WVR ordinary shares	Class of shares	Class B	Listed on SEHK (Note 1)	No
Stock code	02015	Description
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	500,000,000	USD	0.0001	USD	50,000
Increase / decrease (-)	0	USD
Balance at close of the month	500,000,000	USD	0.0001	USD	50,000

Total authorised/registered share capital at the end of the month: USD                              500,000

Remarks:

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Balance upon listing on August 12, 2021.

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II. Movements in Issued Shares

1. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	Yes
Stock code	02015	Description
Balance at close of preceding month	1,696,033,630
Increase / decrease (-)	0
Balance at close of the month	1,696,033,630

2. Type of shares	WVR ordinary shares	Class of shares	Class B	Listed on SEHK (Note 1)	No
Stock code	02015	Description
Balance at close of preceding month	355,812,080
Increase / decrease (-)	0
Balance at close of the month	355,812,080

Remarks:

Opening balance upon listing on August 12, 2021.

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III. Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer)

1. Type of shares issuable		Ordinary shares	Class of shares	Class A	Shares issuable to be listed on SEHK (Note 1)		Yes
Stock code of shares issuable (if listed on SEHK) (Note 1)			02015
Particulars of share option scheme		Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	No. of new shares of issuer issued during the month pursuant thereto (A)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month	The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month
1).	2019 Plan (Share incentive plan adopted on 2/7/2019 as amended from time to time)	55,317,578	Cancelled	-54,000	55,261,578	0	55,261,578	66,913,000
			Others	-2,000

General Meeting approval date (if applicable) _______________________________
2).	2020 Plan (Share incentive plan adopted on 9/7/2020 as amended from time to time)	35,485,500	Cancelled	-259,000	35,226,500	0	35,226,500	102,690,000

General Meeting approval date (if applicable) _______________________________

Total A (Ordinary shares Class A):                     0

Total funds raised during the month from exercise of options: HKD                          0

Remarks:

Opening balance upon listing on August 12, 2021 (the "Listing Date")

1) Others : -2,000 refers to 2,000 options being exercised. The exercise of 2,000 options was settled using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for further issuances upon the exercise or vesting of awards granted under the Share Incentive Plans.

(B). Warrants to Issue Shares of the Issuer which are to be Listed       Not applicable

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(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed)

1. Type of shares issuable	Ordinary shares		Class of shares	Class A	Shares issuable to be listed on SEHK (Note 1)	No
Stock code of shares issuable (if listed on SEHK) (Note 1)
Description of the Convertibles		Currency	Amount at close of preceding month	Movement during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto (C)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1).	2028 Notes - convertible senior notes	USD	862,500,000		862,500,000	0	60,861,104

Type of convertibles Bond/Notes Stock code of the Convertibles (if listed on SEHK) (Note 1) Subscription/Conversion price USD 14.17 General Meeting approval date (if applicable)

Total C (Ordinary shares Class A):                           0

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes)

1. Type of shares issuable	Ordinary shares	Class of shares	Class A	Shares issuable to be listed on SEHK (Note 1)	Yes
Stock code of shares issuable (if listed on SEHK) (Note 1)		02015
Description			General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (D)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1).	2019 Plan - restricted shares (Share incentive plan adopted on 2/7/2019 as amended from time to time)			0	0
2).	2019 Plan - restricted share unit (Share incentive plan adopted on 2/7/2019 as amended from time to time)			0	0
3).	2020 Plan - restricted shares (Share incentive plan adopted on 9/7/2020 as amended from time to time)			0	0
4).	2020 Plan - restricted share unit (Share incentive plan adopted on 9/7/2020 as amended from time to time)			0	8,586

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Total D (Ordinary shares Class A):                                         0

(E). Other Movements in Issued Share Not applicable

Total increase / decrease (-) in Ordinary shares Class A during the month (i.e. Total of A to E) 0 Total increase / decrease (-) in Ordinary shares Class A during the month (i.e. Total of A to E) 0

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IV. Information about Hong Kong Depositary Receipt (HDR)       Not applicable

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V. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i) all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv) all the securities of each class are in all respects identical (Note 3);

(v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Remarks:

Capitalized terms used herein shall have the same meanings as those defined in the Company's prospectus dated August 3, 2021.

Submitted by:	Wang Yang
Title:	Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)

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Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

．	the securities are of the same nominal value with the same amount called up or paid up;

．	they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

．	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

．	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

．	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

．	“type of shares issuable” should be construed as “type of shares repurchased”; and

．	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

．	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

．	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

．	“type of shares issuable” should be construed as “type of shares redeemed”; and

．	“issue and allotment date” should be construed as “redemption date”